FORM 4

□ Check this box if no longer

     subject to Section 16.  Form 4 or

     Form 5 Obligations may continue.                                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION

     See Instruction 1(b)

                   Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

                                                                                                                 Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

1. Name and Address of Reporting Person* QUEST INVESTMENT CORPORATION (formerly “Stockscape.com Technologies Inc.”)		2. Issuer Name and Ticker or Trading Symbol VISTA GOLD CORP. (VGZ)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director _X 10% Owner Officer (give Other (specify title below) below)
(Last) (First) (Middle) Suite 300, 570 Granville Street		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 12/09/2002
(Street) Vancouver, BC, Canada V6C 3P1					5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)
		Table I – Non-Derivative Securities Acquired, Disposed of or Beneficially owned					7. Individual or Joint/Group (Check Applicable Line) X Form Filed by One Reporting Person ___Form filed by More than One Reporting Person

1. Title of Security (Instr. 3)	1. 2. Transaction Date (Month/Day/Year)	2 2A. Deemed Execution Date, if any (Month/Day/Year)	2. 3. Transaction Code (Instr. 8)		3. 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			1 . Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	2. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	3. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON SHARES	12/06/2002		S		29,000	D	$2.57 US per share (1)	619,000 (2)	D


Form 4 (Continued)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. 1.Title of Derivative Security (Instr. 3)	1 . 2.Conversion or Exercise Price of Derivative Security	2. 3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	3. 4. Transaction Code (Instr. 8) Code V	4. 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) (A) or (D)	1. 6.Date Exercisable and Expiration Date (Month/Day/Year)		2. 7. Title and Amount of Underlying Securities (Instr. 3 and 4)		3. 8. Price of Deriv-ative Security (Instr. 5)	4. 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	5. 10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
						1.	Expiry Date	Title	Amount or Number of Shares					1. 2.
Warrants (right to buy)	$1.50 (2)	N/A	N/A	N/A	N/A	04/26/2002	02/01/2007	Common Shares	1,000,000(2)	N/A	1,000,000	D	N/A

Explanation of Responses:

(1)     Sales price was $4.03 Canadian per share, equivalent to approximately    $2.57 US per share, as of December 6, 2002.

(2)     Amounts shown has been adjusted to reflect the consolidation of the common shares of Vista Gold Corp. on a 1 for 20 basis effective June 19, 2002.

                                                                                                                                                                                                                                 QUEST INVESTMENT CORPORATION

       December 9, 2002

                                                                                                                                                ________________________________________________     _______________________

**Signature of Reporting Person

                             Date

BY:

BRIAN E. BAYLEY,

AUTHORIZED SIGNATORY

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not  required to respond unless the form displays a currently valid OMB Number.